Exhibit 99.2

ProQR Announces First Quarter 2022 Operating and Financial Results

●	Post-hoc analyses from Illuminate trial of sepofarsen demonstrate an encouraging efficacy signal when comparing active treatment and sham eyes to their corresponding contralateral eyes across multiple endpoints – Company plans to discuss findings with regulators and provide an update in Q3/early Q4
●	Enrollment is ongoing in Sirius, a Phase 2/3 trial of ultevursen (QR-421a), for USH2A-mediated Usher syndrome and retinitis pigmentosa
●	ProQR is accelerating the development of its Axiomer® RNA base-editing technology platform across multiple therapeutic areas and will provide an update on first targets in H2 2022
●	Cash runway into 2025

LEIDEN, Netherlands & CAMBRIDGE, Mass., May 5, 2022 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA therapies, today reported its financial and operating results for the first quarter ended March 31, 2022, and provided a business update.

“In April, we took important steps toward focusing our strategy on accelerating our Axiomer RNA-base editing platform technology, and a select pipeline of RNA therapies for inherited retinal diseases,” said Daniel A. de Boer, Founder and CEO of ProQR Therapeutics. “While we were disappointed by the outcome of the primary analysis in the Illuminate trial of sepofarsen, we believe that the post-hoc analyses and the observation that approximately a third of the patients benefited across multiple concordant endpoints in this trial, in combination with the high unmet need for those with LCA10, warrants a discussion with the regulators. We plan to meet with the regulators in Q3 and will share an update in Q3 or early Q4, depending on timing of the meetings. Additionally, we look forward to sharing details of our development plans for Axiomer in the second half of 2022. ProQR has a strong cash position with runway into 2025, and we look forward to continued progress with the business.”

Business Operations and Program Updates

Program updates:

●	In April, the Company announced that post-hoc analyses from Illuminate trial of sepofarsen demonstrate an encouraging efficacy signal when comparing active treatment and sham eyes to their corresponding contralateral eyes across multiple endpoints. In Q3, the Company plans to meet with the EMA and FDA to discuss these data from the Illuminate trial. Following this discussion, ProQR will share an update in Q3 or early Q4, depending on timing of regulatory meetings.
●	Findings from Illuminate, including examples of individual patient data, were presented at the Seventh Annual Retinal Cell and Gene Therapy Innovation Summit, April 29, 2022, and the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting, May 1-4, 2022.
●	Based on the recommendation of the sepofarsen Data Safety and Monitoring Committee (DSMC), the Company currently plans to continue Illuminate, which is a 2 year study, the Brighten pediatric study, and Insight, until further regulatory guidance, after which next steps will be determined.
●	Enrollment is ongoing in Sirius, a Phase 2/3 trial of ultevursen (QR-421a), for USH2A-mediated Usher syndrome and retinitis pigmentosa.
●	ProQR is accelerating the development of its Axiomer RNA editing platform and pipeline activities and plans to expand into areas beyond the eye, including initially liver and CNS, which have strong alignment with ProQR’s oligonucleotide delivery approaches. The Company will present further non-clinical data for Axiomer and announce its internal development targets in H2 2022.
●	In April, the Company presented its proprietary RNA base-editing Axiomer technology at the 3rd RNA Editing Summit.

Business updates:

●	In March, John Maraganore, PhD, was appointed as a strategic advisor to ProQR’s Supervisory Board. Dr. Maraganore is a biopharma industry veteran and the former founding CEO of Alnylam Pharmaceuticals.
●	In April, the Company announced portfolio prioritization and restructuring initiatives expected to extend ProQR’s cash runway into 2025.
●	On May 3, 2022 the Company received written notification from Nasdaq that for the last 30 consecutive business days the Company’s ordinary shares did not maintain a minimum closing bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2). This notice does not result in the immediate delisting of the Company’s ordinary shares from The

Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), the Company has been provided an initial period of 180 calendar days, or until October 31, 2022, to regain compliance. If, at any time during this 180-day period, the closing bid price for the Company’s ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days, Nasdaq will provide written compliance notification and the ordinary shares will continue to be eligible for listing on The Nasdaq Global Market. In the event the Company does not regain compliance in the required timeframe, the Company may be eligible for an additional 180 calendar day compliance period. The Company's business operations are not affected by the receipt of this notification.

Financial Highlights

At March 31, 2022, ProQR held cash and cash equivalents of €167.6 million, compared to €187.5 million at December 31, 2021. Net cash used in operating activities during the three-month period ended March 31, 2022 was €20.5 million, compared to €11.8 million for the same period last year.

Research and development (R&D) costs were €13.4 million for the quarter ended March 31, 2022 compared to €8.9 million for the same period last year.

General and administrative costs were €4.9 million for the quarter ended March 31, 2022 compared to €3.3 million for the same period last year.

Net loss for the three-month period ended March 31, 2022 was €14.5 million, or €0.20 per diluted share, compared to €12.6 million, or €0.25 per diluted share, for the same period last year. For further financial information for the period ending March 31, 2022, please refer to the financial statements appearing at the end of this release.

About Leber Congenital Amaurosis 10 (LCA10)

Leber congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children. It consists of a group of diseases of which LCA10 is the most frequent and one of the most severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the c.2991+1655A>G (p.Cys998X) mutation has the highest prevalence. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About Sepofarsen

Sepofarsen (QR-110) is an investigational RNA therapy designed to restore vision in Leber congenital amaurosis 10 due to the c.2991+1655A>G mutation (p.Cys998X) in the CEP290 gene. The mutation leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to enable normal splicing, resulting in restoration of normal (wild type) CEP290 mRNA and subsequent production of functional CEP290 protein. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation and rare pediatric disease designation from the FDA as well as access to the PRIME scheme by the EMA.

About Usher syndrome type 2 and retinitis pigmentosa

Usher syndrome is the leading cause of combined deafness and blindness. People with Usher syndrome type 2a are usually born with hearing loss and start to have progressive vision loss during adulthood. The vision loss can also occur without hearing loss in a disease called non-syndromic retinitis pigmentosa. Usher syndrome type 2a and non-syndromic retinitis pigmentosa can be caused by mutations in the USH2A gene. To date, there are no pharmaceutical treatments approved or in clinical development that treat the vision loss associated with mutations in USH2A.

About ultevursen

Ultevursen (formerly QR-421a) is a first-in-class investigational RNA therapy designed to address the underlying cause of vision loss in Usher syndrome type 2a and non-syndromic retinitis pigmentosa due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. Ultevursen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the US and the European Union and received fast-track and rare pediatric disease designations from the FDA.

About Axiomer® technology

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer EONs are designed to recruit an endogenously expressed RNA editing system called ADAR, which can direct the change of an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G).

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer®, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for genetic diseases. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our product candidates, including sepofarsen (QR-110) and the clinical development and the therapeutic potential thereof, statements regarding ultevursen (QR-421a) and the clinical development and therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, the potential of our technologies and platforms (including Axiomer®), our other programs and business operations, our current and planned partnerships and collaborators and the intended benefits thereof, our planned interactions with regulatory authorities relating to our programs, our updated strategic plans and the intended benefits thereof, and our financial position and cash runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the ongoing COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for later data to alter initial and preliminary results of early-stage clinical trials, including as a result of differences in the trial designs and protocols across different trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the outcomes of our planned interactions with regulatory authorities; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; our ability to maintain and service our loan facility with Pontifax and Kreos; the possibility that we will not be able to regain compliance with Nasdaq’s Minimum Bid Price Requirement, secure a second period of 180 days to regain compliance, or maintain compliance with any of the other Nasdaq continued listing requirements. general business, operational, financial and accounting risks; and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Cautionary Note on Future Updates

The statements contained in this press release reflect our current views with respect to future events, which may change significantly as the global consequences of the ongoing COVID-19 pandemic rapidly develop. Accordingly, we do not undertake and specifically disclaim any obligation to update any forward-looking statements.

ProQR Therapeutics N.V.

Investor Contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or

Hans Vitzthum
LifeSci Advisors
T: +1 617 430 7578
hans@lifesciadvisors.com

Media Contact:
Robert Stanislaro

FTI Consulting

T: +1 212 850 5657
robert.stanislaro@fticonsulting.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	December 31,
	2022	2021
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	167,612	187,524
Prepayments and other receivables	4,047	3,404
Other taxes	812	555

Total current assets	172,471	191,483

Property, plant and equipment	17,141	17,467
Investments in associates	—	8
Investments in financial assets	621	621

Total assets	190,233	209,579

Equity and liabilities
Equity
Equity attributable to owners of the Company	100,829	113,833
Non-controlling interests	(612)	(604)
Total equity	100,217	113,229

Current liabilities
Borrowings	6,394	4,771
Lease liabilities	1,324	1,534
Derivative financial instruments	279	3,995
Trade payables	824	191
Current income tax liability	—	—
Social securities and other taxes	1,216	1,230
Deferred income	5,656	5,115
Other current liabilities	8,022	10,760

Total current liabilities	23,715	27,596

Borrowings	38,368	39,319
Lease liabilities	14,382	14,748
Deferred income	13,551	14,687

Total liabilities	90,016	96,350

Total equity and liabilities	190,233	209,579

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period
	ended March 31,
	2022	2021
	€ 1,000	€ 1,000
Revenue	1,234	—

Other income	101	141

Research and development costs	(13,367)	(8,905)
General and administrative costs	(4,908)	(3,339)
Total operating costs	(18,275)	(12,244)

Operating result	(16,940)	(12,103)
Finance income and expense	(1,259)	(293)
Results related to associates	(8)	—
Gain on disposal of associate	—	514
Results related to financial liabilities measured at FVTPL	3,764	(729)

Result before corporate income taxes	(14,443)	(12,611)
Income taxes	(7)	(7)

Result for the period	(14,450)	(12,618)
Other comprehensive income (foreign exchange differences on foreign operation)	222	396

Total comprehensive income	(14,228)	(12,222)

Result attributable to
Owners of the Company	(14,442)	(12,607)
Non-controlling interests	(8)	(11)
	(14,450)	(12,618)
Total comprehensive income attributable to
Owners of the Company	(14,220)	(12,211)
Non-controlling interests	(8)	(11)
	(14,228)	(12,222)

Share information
Weighted average number of shares outstanding[1]	71,357,170	50,811,135

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.20)	(0.25)
Diluted loss per share[1]	(0.20)	(0.25)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546
Result for the period	—	—	—	—	—	—	(12,607)	(12,607)	(11)	(12,618)
Other comprehensive income	—	—	—	—	—	396	—	396	—	396
Recognition of share-based payments	112,657	5	382	1,248	—	—	—	1,635	—	1,635
Issuance of ordinary shares	585,398	23	2,629	—	—	—	—	2,652	—	2,652
Treasury shares transferred	(180,126)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(89)	—	—	89	—	—	—
Share options exercised	180,126	—	569	(388)	—	—	388	569	—	569

Balance at March 31, 2021	54,829,608	2,193	292,337	24,596	280	207	(269,877)	49,736	(556)	49,180

Balance at January 1, 2022	74,865,381	2,995	398,309	28,443	1,426	430	(317,770)	113,833	(604)	113,229
Result for the period	—	—	—	—	—	—	(14,442)	(14,442)	(8)	(14,450)
Other comprehensive income	—	—	—	—	—	222	—	222	—	222
Recognition of share-based payments	—	—	—	1,183	—	—	—	1,183	—	1,183
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(71,283)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	—	—	—	—	—	—	—
Share options exercised / RSUs vested	71,283	—	33	(168)	—	—	168	33	—	33

Balance at March 31, 2022	74,865,381	2,995	398,342	29,458	1,426	652	(332,044)	100,829	(612)	100,217

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period
	ended March 31,
	2022	2021
	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(14,450)	(12,618)
Adjustments for:
— Depreciation	570	631
— Share-based compensation	1,183	1,248
— Financial income and expenses	1,259	293
— Results related to associates	8	107
— Gain on disposal of associate	—	(621)
— Results related to financial liabilities measured at fair value through profit or loss	(3,764)	729
— Income tax expenses	7	7

Changes in working capital	(4,054)	(952)
Cash used in operations	(19,241)	(11,176)

Corporate income tax paid	(7)	(7)
Interest received	—	—
Interest paid	(1,219)	(578)

Net cash used in operating activities	(20,467)	(11,761)

Cash flow from investing activities
Purchases of property, plant and equipment	(244)	(32)

Net cash used in investing activities	(244)	(32)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	2,652
Proceeds from exercise of share options	33	569
Proceeds from borrowings	—	—
Proceeds from convertible loans	—	—
Repayment of lease liability	(576)	(236)

Net cash (used in)/generated by financing activities	(543)	2,985

Net increase (decrease) in cash and cash equivalents	(21,254)	(8,808)

Currency effect cash and cash equivalents	1,342	848
Cash and cash equivalents, at beginning of the period	187,524	75,838

Cash and cash equivalents at the end of the period	167,612	67,878